UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

New Frontier Media, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

644398109
(CUSIP Number)

VADIM PERELMAN
12026 Wilshire Blvd, Suite 502
Los Angeles, CA 90025
(310) 246-0345
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 644398109

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,213,047
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,213,047
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,213,047
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 644398109

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,213,047
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,213,047
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,213,047
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 644398109

1	NAME OF REPORTING PERSON VADIM PERELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,213,047
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,213,047
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,213,047
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 644398109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement relates to shares of the Common Stock, par value $.0001 per share (the “Shares”), of New Frontier Media, Inc., a Colorado corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 7007 Winchester Circle, Suite 200, Boulder, Colorado 80301.

Item 2.	Identity and Background.

(a)           This statement is jointly filed by Baker Street Capital L.P., a Delaware limited partnership (“BSC LP”), Baker Street Capital Management, LLC, a California limited liability company (“Baker Street Capital Management”), and Vadim Perelman. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Baker Street Capital Management is the general partner of BSC LP.  Vadim Perelman is the managing member of Baker Street Capital Management.  By virtue of his position with Baker Street Capital Management, Mr. Perelman has the power to vote and dispose of the Issuer’s Shares owned by BSC LP.

(b)           The principal business address of BSC LP, Baker Street Capital Management and Mr. Perelman is 12026 Wilshire Blvd., Unit 502, Los Angeles, California 90025.

(c)           The principal business of BSC LP is investing in securities.  The principal business of Baker Street Capital Management is serving as the general partner of BSC LP. The principal occupation of Mr. Perelman is acting as managing member of Baker Street Capital Management.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Perelman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,213,047 Shares owned by BSC LP is approximately $2,273,232, including brokerage commissions.  The Shares owned by BSC LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases as set forth in Schedule A, which is incorporated by reference herein.

CUSIP NO. 644398109

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board of the Issuer and other stockholders of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 19,201,018 Shares outstanding as of November 1, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2010.

As of the close of business on December 20, 2010, BSC LP beneficially owned 1,213,047 Shares, constituting approximately 6.3% of the Shares outstanding.  As the general partner of BSC LP, Baker Street Capital Management may be deemed to beneficially own the 1,213,047 Shares owned by BSC LP, constituting approximately 6.3% of the Shares outstanding.  As the managing member of Baker Street Capital Management, which in turn is the general partner of BSC LP, Mr. Perelman may be deemed to beneficially own 1,213,047 Shares owned by BSC LP, constituting approximately 6.3% of the Shares outstanding.  Mr. Perelman has sole voting and dispositive power with respect to the 1,213,047 Shares owned by BSC LP by virtue of his authority to vote and dispose of such Shares.  Baker Street Capital Management and Mr. Perelman disclaim beneficial ownership of the Shares held by BSC LP, except to the extent of their pecuniary interest therein.

(b)           By virtue of his position with Baker Street Capital Management, Mr. Perelman has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)           Schedule A annexed hereto lists all transaction in the Shares since sixty days prior to the date of event by the Reporting Persons.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

CUSIP NO. 644398109

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 21, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Baker Street Capital L.P., Baker Street Capital Management, LLC and Vadim Perelman, dated December 21, 2010.

CUSIP NO. 644398109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2010	BAKER STREET CAPITAL L.P.

	By:	Baker Street Capital Management, LLC General Partner

	By:	/s/ Vadim Perelman
	Name:	Vadim Perelman
	Title:	Managing Member

BAKER STREET CAPITAL MANAGEMENT, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

/s/ Vadim Perelman
VADIM PERELMAN

CUSIP NO. 644398109

SCHEDULE A

Transactions in the Shares Since 60 Days Prior to the Date of Event

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

BAKER STREET CAPITAL L.P.

1,700	1.7500	11/1/2010
900	1.7900	11/1/2010
9,000	1.8000	11/1/2010
33,003	1.8000	11/1/2010
25,000	1.7900	11/1/2010
30,920	1.8533	11/2/2010
24,324	1.9194	11/3/2010
7,000	1.8900	11/4/2010
1,100	1.9000	11/4/2010
20,100	1.9000	11/4/2010
3,700	1.9100	11/4/2010
3,400	1.8900	11/4/2010
5,600	1.9000	11/4/2010
2,500	1.8900	11/5/2010
47,101	1.8739	11/5/2010
2,100	1.8700	11/5/2010
41,900	1.8700	11/5/2010
1,338	1.8900	11/5/2010
80,000	1.8900	11/5/2010
2,200	1.9000	11/8/2010
15,000	1.9000	11/8/2010
50,000	1.8900	11/8/2010
16,100	1.9300	11/9/2010
12,700	1.9300	11/9/2010
20,900	1.9248	11/9/2010
8,700	1.9200	11/9/2010
15,300	1.9182	11/9/2010
21,800	1.9100	11/9/2010
11,400	1.9200	11/9/2010
30,100	1.9175	11/9/2010
29,807	1.9000	11/9/2010
201	1.8600	11/10/2010
500	1.8900	11/10/2010
99,299	1.9000	11/10/2010
9,200	1.8900	11/10/2010
22,900	1.9000	11/10/2010
24,600	1.9000	11/10/2010
1,200	1.8900	11/11/2010

CUSIP NO. 644398109

10,900	1.9300	11/11/2010
50,000	1.9300	11/11/2010
400	1.9000	11/12/2010
7,463	1.9100	11/12/2010
350	1.9200	11/15/2010
2,296	1.9200	11/15/2010
2,104	1.9300	11/15/2010
5,000	1.9000	11/16/2010
200	1.9100	11/17/2010
2,412	1.9296	11/17/2010
13,304	1.9200	11/18/2010
29,762	1.9343	11/19/2010
500	1.9300	11/22/2010
16,500	1.8500	12/3/2010
2,500	1.8500	12/3/2010
83,127	1.8500	12/3/2010
300	1.8400	12/13/2010
200	1.8400	12/13/2010
48,600	1.8472	12/13/2010
4,236	1.8100	12/14/2010
26,000	1.8200	12/14/2010
84,100	1.7547	12/15/2010
84,300	1.7974	12/16/2010
5,700	1.7500	12/17/2010
200	1.7500	12/20/2010

BAKER STREET CAPITAL MANAGEMENT, LLC

None

VADIM PERELMAN

None